Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kitov Pharma Ltd.:

We consent to the use of our report dated March 25, 2019, with respect to the consolidated statements of financial position of Kitov Pharma Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), incorporated herein by reference.

Our report refers to a change in the Company’s method of accounting for revenue recognition as of January 1, 2018, due to the adoption of International Financial Reporting Standard No. 15 Revenue from Contracts with Customers.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel Aviv, Israel
March 28, 2019